UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 15)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob, Adv.

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. As previously disclosed, on May 25, 2023, Nano Dimension Ltd., an Israeli company (“Nano”), commenced an unsolicited tender offer to purchase up to 27,925,689 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 and in the related Letter of Transmittal and the related Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on May 25, 2023. Thereafter, on June 27, 2023, Nano announced that, as of 11:59 p.m., New York Time, on June 26, 2023 (the initial expiration date of the tender offer), 4,874,887 Stratasys ordinary shares had been validly tendered and not properly withdrawn pursuant to the tender offer, and approximately 899,973 Stratasys ordinary shares had been tendered pursuant to Notices of Guaranteed Delivery (together constituting approximately 8% of outstanding Stratasys ordinary shares). Nano subsequently revised its unsolicited tender offer to relate to up to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $20.05 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Supplement to Offer to Purchase dated June 27, 2023 and in the related First Amended Letter of Transmittal and the related First Amended Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on June 27, 2023. On July 10, 2023, Nano again revised its unsolicited tender offer to increase the offer consideration to $24.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Second Supplement to Offer to Purchase dated July 10, 2023 and in the related Second Amended Letter of Transmittal and the related Second Amended Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on July 10, 2023. The Statement relates to the unsolicited tender offer by Nano, including to respond to the offer as revised on July 10, 2023. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

THE STRATASYS BOARD UNANIMOUSLY RECOMMENDS THAT STRATASYS SHAREHOLDERS REJECT THE CURRENT REVISED OFFER AND NOT TENDER ANY OF THEIR STRATASYS ORDINARY SHARES TO NANO PURSUANT TO THE CURRENT REVISED OFFER AND DELIVER A NOTICE OF OBJECTION AGAINST THE CURRENT REVISED OFFER.

Item 2. Identity and Background of Filing Person

The first paragraph in the subsection entitled “Tender Offer” is amended and restated in its entirety as follows:

This Statement relates to the unsolicited tender offer by Nano Dimension Ltd. (“Nano” or “Offeror”), an Israeli company, originally commenced on May 25, 2023, to purchase up to 27,925,689 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023, the terms of which have been subsequently revised (a) on June 27, 2023 to (1) reduce the number of Stratasys ordinary shares being sought in the offer to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, (2) increase the offer consideration to $20.05 per share in cash, less any required withholding taxes and without interest, and (3) extend the expiration date to 5:00 P.M., New York Time, on July 24, 2023 (such time, as it may be extended, the “Expiration Date”), unless Nano extends or earlier terminates the Offer and (b) on July 10, 2023 to increase the Offer Consideration to $24.00 per share in cash, less any required withholding taxes and without interest (the “Offer Consideration”), upon the terms and conditions set forth in the revised Offer to Purchase dated May 25, 2023, as supplemented by the Supplement to Offer to Purchase, dated June 27, 2023, and the Second Supplement to Offer to Purchase, dated July 10, 2023 (together with the initial Offer to Purchase and the Supplement to Offer to Purchase, the “Offer to Purchase”), and in the related Second Amended Letter of Transmittal, dated July 10, 2023 (the “Letter of Transmittal”), and the related Second Amended Notice of Objection, dated July 10, 2023 (the “Notice of Objection”), contained in the Tender Offer Statement on Schedule TO filed by Nano with the Securities and Exchange Commission (the “SEC”) on May 25, 2023 (as amended and supplemented from time to time, the “Schedule TO”). The tender offer is denominated as a “special tender offer” under the provisions of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) applicable to tender offers as a result of which a person seeks to become a holder of a “control block.” The tender offer and the value of the consideration offered thereby, as currently revised, together with all of the terms and conditions applicable to the special tender offer, is referred to collectively in this Statement as the “Offer.” According to the Schedule TO, and as required under Israeli law, if the conditions in the Offer have been satisfied or, subject to applicable law, waived by Nano, holders of Stratasys ordinary shares who have not responded to the Offer by the Expiration Date, have filed a notice of objection with respect to the Offer or have tendered their Stratasys ordinary shares and subsequently withdrawn their ordinary shares, will be entitled to tender their Stratasys ordinary shares during an additional period of four (4) calendar days from the Expiration Date (being 5:00 P.M. New York Time on July 28, 2023, unless Nano extends or earlier terminates the Offer).

Item 4. The Solicitation or Recommendation; Item 7. Purposes of the Transaction and Plans or Proposals

Item 4 of the Statement and Item 7 of the Statement are hereby amended and supplemented as follows:

On July 16, 2023, the Stratasys Board held a meeting with certain members of Stratasys’ management team and advisors, including representatives of J.P. Morgan, Meitar, Wachtell Lipton and Joele Frank, to discuss and evaluate the revised Offer and the increase of the Offer Consideration to $24.00 per share. At that meeting, J.P. Morgan rendered for the benefit of the Stratasys Board its oral opinion, subsequently confirmed in writing, that as of such date based upon and subject to the various assumptions, qualifications, limitations and other matters described in such written opinion, the consideration proposed to be paid to the holders (other than Nano and any of its affiliates) of Stratasys ordinary shares pursuant to the Offer was inadequate from a financial point of view to such holders. The Stratasys Board, following its discussion and evaluation of the revised Offer and the increase of the Offer Consideration to $24.00 per share, taking into consideration the opinion rendered by J.P. Morgan, and the matters previously considered by the Stratasys Board in connection with the rejection of Nano’s prior offer, as described in the section entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation,” and the continuing applicability and relevance of those matters to the Offer, at the revised Offer Consideration and noting the partial nature of the Offer, unanimously determined that the Offer continues to be inadequate and substantially undervalue Stratasys’ industry-leading position and growth opportunities, is highly opportunistic, coercive and self-interested, and if consummated (particularly taking into account Nano’s proposed slate of directors for election), would pose significant risks for Stratasys’ remaining shareholders in a Nano-controlled company (which could include Stratasys shareholders who tender their shares as part of the Offer), and was accordingly not in the best interests of Stratasys and its shareholders taken as a whole and did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” under the terms of the Desktop Metal Merger Agreement.

At the same meeting, representatives of J.P. Morgan described their financial analysis with respect to the July 13 3D Proposal. The Stratasys Board discussed and considered J.P. Morgan’s financial analysis with respect to the July 13 3D Proposal, as well as the transactions contemplated by the Desktop Metal Merger Agreement and Stratasys’ other prospects, and unanimously determined that the July 13 3D Proposal would reasonably be expected to result in a “Superior Proposal” pursuant to the terms of the Desktop Metal Merger Agreement and authorized Stratasys management to enter into discussions with 3D Systems with respect to the July 13 3D Proposal, subject to the requirements of the Desktop Metal Merger Agreement.

On July 17, 2023, Stratasys issued a press release announcing the Stratasys Board’s recommendation that Stratasys shareholders reject the Offer, not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection against the Offer. That same day, Stratasys also issued a press release announcing the Stratasys Board’s determination that the July 13 3D Proposal would reasonably be expected to result in a “Superior Proposal” pursuant to the terms of the Desktop Metal Merger Agreement and Stratasys’ intention to engage in discussions with 3D Systems with respect to the July 13 3D Proposal, subject to the requirements of the Desktop Metal Merger Agreement, and sent a letter to its employees regarding the rejection of the Offer and the Stratasys Board’s determination regarding the July 13 3D Proposal.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(36)	Opinion of J.P. Morgan Securities LLC, dated July 16, 2023.					X
(a)(37)	Press Release, dated July 17, 2023, with respect to the rejection of Nano Dimension Ltd.’s Unsolicited Tender Offer.					X
(a)(38)	Press Release, dated July 17, 2023, with respect to Stratasys’ Intent to Engage in Discussions with 3D Systems Corporation.					X
(a)(39)	Employee Letter, dated July 17, 2023					X
(a)(40)	Investor Presentation					X
(a)(41)	Investor E-Mail					X
(a)(42)	Stratasys Ltd. Shareholder Information Website					X
(a)(43)	Press Release, dated July 17, 2023, Reiterating Stratasys Board’s Determination with respect to 3D Systems Corporation’s Revised Unsolicited Proposal.					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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